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                             July 28, 2020

       Benjamin S. Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       Fundrise Equity REIT, LLC
       11 DuPont Circle, NW, 9th Floor
       Washington, DC 20036

                                                        Re: Fundrise Equity
REIT, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed July 1, 2020
                                                            File No. 024-11255

       Dear Mr. Miller:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Form 1-A filed July 1, 2020

       Plan of Operation
       Our Investments, page 87

   1. We note your $18.1 million investment in RSE Amira Controlled Subsidiary on July 18,
                                                        2019. Please tell us
what consideration you gave to providing financial statements for this acquisition under Rule
8-06 of Regulation S-X. In your response, please provide your significance
calculation results related to your investment in RSE Amira Controlled
                                                        Subsidiary.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Benjamin S. Miller
Fundrise Equity REIT, LLC
July 28, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.



                                                           Sincerely,
FirstName LastNameBenjamin S. Miller
                                                           Division of
Corporation Finance
Comapany NameFundrise Equity REIT, LLC
                                                           Office of Real
Estate & Construction
July 28, 2020 Page 2
cc:       Mark Schonberger
FirstName LastName